Exhibit 12.1

Sun Communities Inc

Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Distributions

(Amounts in Thousands, Except Ratios)

	2017	2016	2015	2014	2013
Pre-tax income (loss) from continuing operations before noncontrolling interests, gain on dispositions and distributions from affiliates	$72,701	$35,930	$38,755	$10,109	$18,132
Fixed charges (from below)	144,866	137,969	130,305	86,566	86,124
Distributions from equity investments	—	500	7,500	1,200	2,250
Less:
Capitalized interest	2,755	1,595	608	464	678
Preferred return to preferred OP units	4,581	5,006	4,973	2,935	2,764
Preferred stock distributions	7,162	8,946	13,793	6,133	6,056

Earnings	$203,069	$158,852	$157,186	$88,343	$97,008

Fixed charges
Interest (including amortization of debt premiums, discounts and deferred financing costs)	127,128	119,163	107,659	73,771	73,339
Interest on mandatorily redeemable debt	3,114	3,152	3,219	3,210	3,238
Interest capitalized	2,755	1,595	608	464	678
Estimate of interest within rental expense	126	107	53	53	49
Preferred return to preferred OP units	4,581	5,006	4,973	2,935	2,764
Preferred stock distributions	7,162	8,946	13,793	6,133	6,056

Fixed charges	$144,866	$137,969	$130,305	$86,566	$86,124

Ratio of earnings to combined fixed charges and preferred stock distributions	1.40	1.15	1.21	1.02	1.13
Additional earnings needed to achieve coverage ratio of 1:1	—	—	—	—	—